FOR IMMEDIATE RELEASE
Alamos Gold Inc.

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend

Toronto, Ontario (October 15, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a semi-annual dividend of US$0.01 per common share. This represents the Company’s 12th consecutive semi-annual dividend and once again demonstrates its commitment to returning value to shareholders.

The current dividend represents a decrease from the previous semi-annual dividend of US$0.03 per share reflecting both the weak gold price environment and our focus on reinvesting capital into growing production and reducing costs at both our Young-Davidson and Mulatos mines. This includes completing the ramp up of underground mining at Young-Davidson and developing the higher grade satellite deposits at Mulatos, both of which we expect will drive strong free cash flow growth in the coming years.

The dividend is payable on November 16, 2015 to shareholders of record as of the close of business on October 30, 2015. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.